Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation	Doing Business As
General Physics (UK) Ltd.	United Kingdom	General Physics (UK) Ltd.
GP Strategies Holdings Ltd.	United Kingdom	GP Strategies Holdings Ltd.
GP Strategies Ltd.	United Kingdom	GP Strategies Ltd.
GP Strategies Managed Services Limited	United Kingdom	GP Strategies Managed Services Limited
GP Strategies Training Ltd	United Kingdom	GP Strategies Training Ltd
GP Strategies Denmark ApS	Denmark	GP Strategies Denmark ApS
Effective People A/S	Denmark	Effective People A/S
GP Canada Co.	Nova Scotia	GP Canada Co.

The company has additional subsidiaries, which considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X.